Filed by Kernel Group Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kernel Group Holdings, Inc.

Commission File No. 001-39983

Kernel Group Holdings, Inc. (NASDAQ:KRNL) Announces Confidential Submission of Draft Registration Statement to the SEC in Connection with its Proposed Business Combination with AIRO Group Holdings, Inc.

Reflects continuing advancement in the business combination process.

NEW YORK and ALBUQUERQUE, NM, April 11, 2023 (GLOBE NEWSWIRE) – AIRO Group, Inc. (“PubCo”), which will become a holding company for AIRO Group Holdings, Inc. (“AIRO”), a middle market aerospace and defense group, and Kernel Group Holdings, Inc. (NASDAQ:KRNL) (“Kernel”), a special purpose acquisition company (SPAC), has submitted with the U.S. Securities and Exchange Commission (“SEC”) a confidential draft of a registration statement Form S-4 (“S-4”) in connection with the proposed business combination (the “Business Combination” or the “Transaction”) between Kernel and AIRO.

The closing of the proposed business combination is subject to, among other things, the approval by Kernel’s stockholders, satisfaction of the conditions stated in the definitive agreement and other customary closing conditions, including a registration statement being declared effective by the SEC, and approval by The Nasdaq Stock Market to list the securities of the combined company. Upon closing of the Transaction, AIRO and Kernel will be wholly-owned subsidiaries of PubCo. PubCo common stock and warrants are expected to be listed on Nasdaq, under the symbols “AIRO” and “AIROW,” respectively.

About Kernel (KRNL)

Kernel Group Holdings (NASDAQ:KRNL) is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with a business in the Commerce Enablement, Logistics Technologies, Marketplaces and Services space. The team is composed of seasoned executives with a unique combination of experiences in wholesale and retail, logistics, distribution, technology development and transformation. To learn more, visit: www.kernelspac.com

About AIRO

AIRO is a privately-held mid-market aerospace and defense company with offices in the US, Canada and the EU, providing innovative, industry-leading products and services via its four synergistic divisions: Advanced Avionics, Electric Air Mobility, Uncrewed Air Systems, and Training. To learn more, visit: www.theairogroup.com

Additional Information and Where to Find It

For additional information on the proposed Transaction, see Kernel’s Current Report on Form 8-K, filed with the SEC on March 6, 2023. In connection with the Transaction, PubCo intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a document that serves as a proxy statement of Kernel, referred to as a proxy statement/prospectus relating to the proposed Transaction. This communication is not intended to be, and is not, a substitute for the proxy statement or any other document that Kernel or PubCo has filed or may file with the SEC in connection with the proposed Transaction. Kernel’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement and the amendments thereto, the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed Transaction, as these materials will contain important information about PubCo, Kernel, AIRO, and the proposed Transaction. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Transaction will be mailed to stockholders of Kernel as of a record date to be established for voting on the proposed Transaction. Before making any voting or investment decision, investors and stockholders of Kernel are urged to carefully read the entire proxy statement, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed Transaction. Kernel investors and stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Kernel Group Holdings, Inc., 515 Madison Avenue, Suite 8078, New York, NY 10022, Attention: Mr. Suren Ajjarapu.

No Offer or Solicitation

This press release is not a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transaction and will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release contains certain statements that are not historical facts and are forward-looking statements within the meaning of the federal securities laws with respect to the proposed Transaction between PubCo, Kernel and AIRO, including without limitation statements regarding the anticipated benefits of the proposed Transaction, the anticipated timing of the proposed Transaction, the implied enterprise value, future financial condition and performance of AIRO and the combined company after the closing and expected financial impacts of the proposed Transaction, the satisfaction of closing conditions to the proposed Transaction, the level of redemptions of Kernel’s public stockholders and the products and markets and expected future performance and market opportunities of AIRO. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “think,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “seeks,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Kernel’s securities; (ii) the risk that the proposed Transaction may not be completed by Kernel’s business combination deadline; (iii) the failure to satisfy the conditions to the consummation of the proposed Transaction, including the approval of the business combination agreement by the stockholders of Kernel, the satisfaction of the minimum net tangible assets and minimum cash at closing requirements and the receipt of certain governmental, regulatory and third party approvals; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (v) the failure to achieve the minimum amount of cash available following any redemptions by Kernel’s stockholders; (vi) redemptions exceeding anticipated levels or the failure to meet The Nasdaq Capital Market’s initial listing standards in connection with the consummation of the proposed Transaction; (vii) the effect of the announcement or pendency of the proposed Transaction on AIRO’s business relationships, operating results, and business generally; (viii) risks that the proposed Transaction disrupts current plans and operations of AIRO; (ix) the outcome of any legal proceedings that may be instituted against AIRO or against Kernel related to the business combination agreement or the proposed Transaction; (x) changes in the markets in which AIRO competes, including with respect to its competitive landscape, technology evolution, or regulatory changes; (xi) changes in domestic and global general economic conditions; (xii) risk that AIRO may not be able to execute its growth strategies; (xiii) risks related to the ongoing COVID-19 pandemic and response, including supply chain disruptions; (xiv) risk that AIRO may not be able to develop and maintain effective internal controls; (xv) costs related to the proposed Transaction and the failure to realize anticipated benefits of the proposed Transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions; (xvi) the ability to recognize the anticipated benefits of the proposed Transaction and to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of AIRO to grow and manage growth economically and hire and retain key employees; (xvii) the risk that AIRO may fail to keep pace with rapid technological developments to provide new and innovative products and services or make substantial investments in unsuccessful new products and services; (xviii) the ability to develop, license or acquire new therapeutics; (xix) the risk that AIRO will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xx) the risk that AIRO, post-combination, experiences difficulties in managing its growth and expanding operations; (xxi) the risk of product liability or regulatory lawsuits or proceedings relating to AIRO’s business; (xxii) the risk of cyber security or foreign exchange losses; (xxiii) the risk that AIRO is unable to secure or protect its intellectual property; and (xxiv) those factors discussed in PubCo’s filings with the SEC and that that will be contained in the proxy statement/prospectus relating to the proposed Transaction.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the preliminary proxy statement/prospectus and the amendments thereto, the definitive proxy statement, and other documents to be filed by PubCo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while PubCo, AIRO and Kernel may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Neither PubCo, AIRO nor Kernel gives any assurance that PubCo, AIRO or Kernel, or the combined company, will achieve its expectations. These forward-looking statements should not be relied upon as representing PubCo’s, Kernel’s or AIRO’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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INVESTOR CONTACT:

Joe Burns, joe.burns@theairogroup.com